ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au

FOR IMMEDIATE RELEASE: 28 September 2007	ASX Code: OEC
OTCBB Code: OBTLY

Polaris releases first production All Terrain Vehicle (ATV) featuring Orbital Technology

PERTH, AUSTRALIA: Orbital Corporation Limited today confirmed that Polaris Industries Inc. has commenced production of the Orbital equipped direct injected MV800 ATV.

The MV800 ATV is Polaris’s first vehicle to feature a newly developed Patriot Engine™ which is a 760cc, 30kW twin cylinder 4-stroke engine utilising a newly developed air assisted direct injected combustion system. This patented spark ignition combustion system allows the engine to operate efficiently on JP8 (military specification kerosene) as the primary fuel, with the first target market being the U.S. Department of Defense.

The new combustion technology also provides the engine with significant technical benefits in comparison to the traditional diesel compression ignition engines in this ATV market with lower weight, superior driveability and almost twice the power output. Overall vehicle performance running on JP8 is the same or similar to the Polaris gasoline powered ATVs. In addition the new engine can operate on other fuels including gasoline, JP5 and diesel fuels if required for short periods of time.

This new production launch represents the culmination of a two year program of cooperation with Polaris to develop a spark ignited engine running on kerosene without sacrificing the performance of the gasoline engine. This engine and fuel system underwent an intensive production validation as well as rigorous environmental testing.

Orbital’s CEO Rod Houston said “This new engine launch is the product of a significant global team effort between Orbital and Polaris, and we look forward to a continuing cooperation on future engines and applications”.

“This product launch is a key milestone in the development of new markets for Orbital direct injection technology. This is the first 4-stroke production application and we see this as a key step in expanding the capability to many other engines and markets,” added Rod Houston. “The initial market for this product will be the military, but the flexibility of the Direct Injection system has now been proven, and we see the potential for other commercial multi-fuel vehicles and gasoline engines going forward”.

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US

Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

ENDS

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

CONTACTS	Dr Rod Houston Chief Executive Officer Tel: +61 8 9441 2311	Website www.orbitalcorp.com.au Email Info@orbitalcorp.com.au